EXHIBIT 8-B


          [LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]













                       December 27, 1996

Baby Superstore, Inc.
1201 Woods Chapel Road
Duncan, South Carolina 29334

Ladies/Gentlemen:

      We have acted as special counsel to Baby Superstore, Inc., a South Carolina corporation (the "Company"), in connection with the proposed merger (the "Merger") of BSST Acquisition Corp., a South Carolina corporation ("Merger Corporation") and a wholly-owned subsidiary of Toys "R" Us, Inc., a Delaware corporation ("Acquiror") with and into the Company, upon the terms and conditions set forth in the Agreement and Plan of Merger dated as of October 1, 1996, and as amended and restated as of December 26, 1996 (the "Agreement"), by and among the Company, Acquiror, Merger Corporation and Jack
P. Tate ("Tate"). At your request, and pursuant to the Agreement, we are rendering our opinion concerning the qualification of the Merger as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

     For purposes of the opinion set forth below, we have relied, with the consent of Acquiror and Merger Corporation and the consent of the Company, upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the certificates of the officers of Acquiror and Merger Corporation and of the Company, and in the certificate of Tate (copies of which are attached hereto and which are incorporated herein by reference). Any capitalized term used and not defined herein has the meaning given to it in the Agreement.

     We have also assumed that the transactions contemplated by the Agreement will be consummated in accordance with the Agreement and that the Merger will qualify as a statutory merger under the applicable laws of the State of South Carolina.

WACHTELL, LIPTON, ROSEN & KATZ

Baby Superstore, Inc.
December 27, 1996
Page 2

     Based upon and subject to the foregoing, it is our opinion that, under presently applicable law, the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code; each of Acquiror, Merger Corporation and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and no gain or loss will be recognized by a shareholder of the Company as a result of the Merger except (x) with respect to cash received by such shareholder in lieu of fractional shares or pursuant to the exercise of appraisal rights and (y) except to the extent a shareholder receives consideration different in amount from other shareholders.

    This opinion may not be applicable to the Company's shareholders who received their Company Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or who are not citizens or residents of the United States.

    We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the reference to this opinion under the caption "THE MERGER -- Certain Federal Income Tax Consequences" and elsewhere in the Proxy Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                          Very truly yours,

                                          /s/Wachtell, Lipton, Rosen & Katz